Mail Stop 6010

June 11, 2007

Noah Berkowitz, M.D., Ph.D.
President and Chief Executive Officer
Alteon Inc.
221 W. Grand Avenue
Montvale, New Jersey 07645

> **Re: Alteon Inc.**
> **Preliminary Proxy Statement on Schedule 14A, Amendment 1**
> **Filed June 4, 2007**
> **File No. 1-16043**

Dear Dr. Berkowitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

General

1.   Please include, either directly or through incorporation by reference, the disclosure required by Item 13 of Schedule 14A for the quarter ended March 31, 2007. Also, please confirm that you intend to deliver the Form 10-Q to shareholders, and disclose you will deliver it with the proxy statement and the Form 10-K.

Why are we seeking approval for the issuance of Series B Preferred Stock? page iii

2.   We note the revisions pursuant to comment 5, and we reissue the comment in part. Please identify the natural persons who beneficially own the shares held by Atticus Global Advisors, Ltd.

Use of Proceeds, page 33

3.   We note the revisions pursuant to comment 31, and we reissue the comment in part. You now state uses for $12 million out of the total $25 million expected proceeds. Please state the approximate amount you anticipate spending on the uses listed in the third bullet point.

Proposal 6, page 39

4.   We note the revisions pursuant to comment 36. The "Current Indemnification Provisions" contain provisions regarding the board's ability to adopt indemnification-related bylaws, the board's ability to purchase and maintain insurance, and the types of acts for which directors can be held liable. The "Proposed Indemnification Provisions" contain a provision regarding the company's ability to maintain insurance, but they are silent on the board's ability to adopt indemnification-related bylaws and on the types of acts for which directors may be held liable. Please state the position the company plans to take on these two issues.

Proposals 8 and 9, page 41

Principal Effects of the Reverse Stock Split, page 43

5.   We note that in response to comment 39, you disclose, "[I]t is possible that we would have the ability to deregister our common stock from registration under the Exchange Act if the number of our stockholders after the reverse stock split were to fall below 300. We do not have any current intention to take steps to deregister our common stock from registration under the Exchange Act." Please clarify whether the reverse split alone will cause the number of shareholders to drop below 300, or whether additional trading would need to take place for this to happen. We may have further comments.

                                        *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William T. Whelan
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.
        One Financial Center
        Boston, MA 02111